                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2002


                                       OR


          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


          Commission file number:  0-22684



            UNIVERSAL FOREST PRODUCTS, INC. EMPLOYEES' PROFIT SHARING
                           AND 401(k) RETIREMENT PLAN
     (Full title of the plan and the address of the plan, if different from that of issuer named below)


                         UNIVERSAL FOREST PRODUCTS, INC.
                              2801 EAST BELTLINE NE
                        GRAND RAPIDS, MICHIGAN 49525-9736
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                TABLE OF CONTENTS

                                                                            Page No.
  I.     Report of Independent Auditors                                        3


 II. Financial Statements for the Years Ended December 31, 2002 and December 31, 2001:

         (a)   Statements of Assets Available for Benefits                     4

         (b)   Statements of Changes in Assets Available
               for Benefits                                                    5

         (c)   Notes to Financial Statements                                  6-11


III.     Supplemental Schedule:

         (a)   Schedule of Assets (Held at End of Year)                        12


 IV.     Exhibits:

         23    Consent of Ernst & Young LLP

         99.1  Certificate of the Chief Executive Officer

         99.2  Certificate of the Chief Financial Officer




                         Report of Independent Auditors

Plan Administrator
Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan

We have audited the accompanying statements of assets available for benefits of Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
ERNST & YOUNG LLP

April 23, 2003

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                   Statements of Assets Available for Benefits

                                                                                     DECEMBER 31
                                                                               2002              2001
                                                                           -----------------------------
ASSETS
Cash                                                                       $        375     $         44

Investments, at fair value                                                   73,785,285       72,524,841
Participant loans receivable                                                  3,455,158        3,185,525
                                                                           -----------------------------
                                                                             77,240,443       75,710,366

Employer contribution receivable                                                879,960        1,100,431
                                                                           -----------------------------
Assets available for benefits                                              $ 78,120,778      $76,810,841
                                                                           =============================


See accompanying notes to financial statements.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

             Statements of Changes in Assets Available for Benefits

                                                                              YEAR ENDED DECEMBER 31
                                                                              2002              2001
                                                                           -----------------------------
ADDITIONS
Participant contributions                                                   $ 5,922,646     $ 5,563,559
Employer contributions                                                        2,451,261       2,492,749
Interest income                                                               1,238,290       1,247,680
Dividend income                                                                 130,739         133,031
                                                                           -----------------------------
                                                                              9,742,936       9,437,019


DEDUCTIONS
Distributions to participants                                                 4,036,148       6,909,631
Administrative expenses                                                          24,832          22,268
Transfers to another qualified plan                                                             143,575
                                                                           -----------------------------
                                                                              4,060,980       7,075,474

Net realized and unrealized appreciation (depreciation) in fair value
   of investments                                                            (4,372,019)      9,201,138
                                                                           -----------------------------
Net additions                                                                 1,309,937      11,562,683


Assets available for benefits at beginning of year                           76,810,841      65,248,158
                                                                           -----------------------------
Assets available for benefits at end of year                                $78,120,778    $ 76,810,841
                                                                           =============================


See accompanying notes to financial statements.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


1.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

INVESTMENTS

The Plan's investments are generally stated at fair value, which are, where information is available, based on quoted market values as of the end of the year. Investment transactions are recorded as of the settlement dates. Net appreciation or depreciation in the fair value of investments is determined using the beginning of the year value or purchase price if acquired during the year.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of assets available for benefits.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred in connection with the operations of the Plan are deducted from the amount of the total annual discretionary contribution approved by the Company's Board of Directors, excluding loan fees which are paid out of participant's accounts.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)


1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSFERS TO ANOTHER QUALIFIED PLAN

Certain participants transferred their account balances in 2001 from the Plan to the Shoffner Industries, LLC 401(k) Plan. Universal Forest Products Shoffner LLC is part of the Universal Forest Products, Inc. controlled group; therefore, the transaction was accounted for as a transfer rather than a distribution.

RECLASSIFICATIONS

Certain amounts reported in 2001 have been reclassified to conform with the presentation used in 2002.

2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

The Plan is a defined contribution profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of Universal Forest Products, Inc. (the Company), excluding the employees of separate subsidiaries that maintain a similar defined contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 21 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding anniversaries of his or her employment commencement date.

Participants may voluntarily contribute up to 15% of their compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

The Company may contribute a discretionary amount annually determined by management and approved by the Company's Board of Directors. The Company's annual profit sharing contributions are allocated to each participant's account in an amount equal to 5.7% of the sum of each participant's total compensation plus compensation that is in excess of the Social Security Integration Level for the plan year. If the employer does not contribute such amount for all participants, an amount shall be allocated to each participant's account equal to the same proportion that each participant's total compensation plus compensation in excess of the Social Security Integration Level for the plan year bears to the total compensation plus compensation in excess of the Social Security Integration Level of all participants in the Plan. Remaining contributions, if any, shall be allocated to each participant's account in the same proportion that the participant's compensation for the plan year bears to the total compensation of all participants for such year.

Additionally, the Company made quarterly matching contributions of $.50 for each $1.00 contributed by participants in the current and prior years. The basis for matching contributions may not exceed the lessor of 6% of the participant's annual compensation or the amount permitted by the Internal Revenue Code (IRC). This amount is not guaranteed, may vary from year to year and the Company is not obligated to make such contributions.

Participants may select from various investment options made available by the Plan. Each participant's account is credited with the participant's contribution, an allocation of the Company's net contribution, if any, plan earnings and losses and forfeitures. Earnings allocations are based on account balances, as defined.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions are subject to a six-year vesting schedule as follows:

                  YEARS OF SERVICE                     VESTING PERCENTAGE
                  ----------------                     ------------------
                  Less than 2                                 0%
                  2 but less than 3                          20
                  3 but less than 4                          40
                  4 but less than 5                          60
                  5 but less than 6                          80
                  6 or more                                 100

The vested portion of terminated and retired participants' accounts are normally distributed immediately following a separation from service. As of December 31, 2002 and 2001, assets available for benefits include liabilities for benefits to be distributed in the succeeding fiscal year to terminated and retired participants of approximately $221,000 and $29,000, respectively.

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan transactions are a general investment of the Plan. Loan terms range from one to five years or up to twenty-five years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (4.25% at December 31, 2002) plus 2% calculated on a quarterly basis. A participant may only have five loans outstanding at any time and one new loan for every twelve-month period.

The plan sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically 100% vested in the value of their accounts and will be paid in full.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




3.  INVESTMENTS

The Plan's investments (including investments purchased and held during the year) appreciated (depreciated) in fair value as follows:

                                                                                 YEAR ENDED DECEMBER 31
                                                                                 2002             2001
                                                                          ----------------- -----------------
Common stock                                                                 $   660,599       $12,340,898
Mutual funds                                                                  (5,032,618)       (3,139,760)
                                                                          ----------------- -----------------
                                                                             $(4,372,019)      $ 9,201,138
                                                                          ================= =================

Individual investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                                                     DECEMBER 31
                                                                               2002              2001
                                                                            -----------------------------
Guaranteed Long-Term Fund                                                   $22,087,217      $19,534,019
Universal Forest Products, Inc. Unregistered Common Stock Fund               16,770,087       17,646,611
Universal Forest Products, Inc. Registered Common Stock Fund                 14,333,647       13,296,926
Large Cap Value/John A. Levin & Co. Fund                                      6,146,924        7,621,428
CIGNA Lifetime 40 Fund                                                        5,476,176        5,819,103

4.  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated April 4, 1996, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




5.  SUBSEQUENT EVENT

During 2003, the Shoffner Industries, LLC 401(k) Plan will be merged into the Plan. All assets of the Plan will be combined with those of the Shoffner Industries, LLC 401(k) Plan and the assets will be transferred to the existing trust created by the Plan. All benefits payable under the merged plans shall be paid from this trust.

                                                                 EIN: 38-2511179
                                                                 Plan #: 002



 Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2002

       IDENTITY OF ISSUER,                                                                                                FAIR
BORROWER, LESSOR OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT                                              VALUE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock:
    Universal Forest Products, Inc. *              Unregistered Common Stock Fund (786,545 shares)                     $16,770,087
                                                   Registered Common Stock Fund (671,335 shares)                        14,333,647
                                                                                                                       -----------
                                                                                                                        31,103,734
Mutual Funds:
    Connecticut General Insurance Company          Guaranteed Long-Term Fund (527,957 shares)                           22,087,217
      Investments *                                Large Cap Value/John A. Levin & Co. Fund (548,859 shares)             6,146,924
                                                   S&P 500 Index (55,390 shares)                                         2,702,205
                                                   Janus Account (41,156 shares)                                         1,295,546
                                                   Small Cap Value/Berger Fund (106,966 shares)                          1,576,642
                                                   Mid Cap Growth/Artisan Partners Fund (198,639 shares)                 1,347,686
                                                   Lazard International Equity Account (72,688 shares)                     942,004
                                                   CIGNA Lifetime 20 Fund (18,302 shares)                                  187,372
                                                   CIGNA Lifetime 30 Fund (44,005 shares)                                  467,500
                                                   CIGNA Lifetime 40 Fund (515,564 shares)                               5,476,176
                                                   CIGNA Lifetime 50 Fund (27,383 shares)                                  302,764
                                                   CIGNA Lifetime 60 Fund (12,490 shares)                                  149,515
                                                                                                                       -----------
                                                                                                                        42,681,551
Participant Loans Receivable *                     Collateralized by vested account balances, payable in
                                                   monthly installments with interest ranging from 6.75% to 11.5%        3,455,158
                                                                                                                       -----------
                                                                                                                       $77,240,443
                                                                                                                       ===========

*Represents parties-in-interest.

There were no assets reportable as acquired and disposed of during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     Universal Forest Products, Inc. Employees'
                                     Profit Sharing and 401(k) Retirement Plan



Date:  June 20, 2003                 /s/ Matthew J. Missad
       ------------------            ------------------------------------------
                                     Matthew J. Missad, Executive Vice President
                                     Universal Forest Products, Inc.,
                                     Plan Administrator

                                  EXHIBIT INDEX


23     Consent of Ernst & Young LLP

99.1 Certificate of the Chief Executive Officer of Universal Forest Products, Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
       (18 U.S.C. 1350).

99.2 Certificate of the Chief Financial Officer of Universal Forest Products, Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
       (18 U.S.C. 1350).